

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405**

April 22, 2005

via U.S. Mail
Bill H. Gunn
President and CEO
AmerAlia, Inc.
20971 E. Smoky Hill Rd.
Centennial, CO 80015-5187

> **Re: Ameralia, Inc.**
> Form 10-KSB for year ended June 30, 2004
> Form 10-QSB for the quarter ending September 30, 2004
> Form 10-QSB for the quarter ending and December 31, 2004
> File No. 0-15474

Dear Mr. Gunn:

We have limited our review of the above filings to only the areas upon which we have issued comments. In these comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

<u>General</u>

1. We note your assertion that you are the world's largest and lowest cost producer of sodium bicarbonate. Supplementally provide a detailed analysis to support this statement.

2. We note that you have disclosed in press releases that you have the largest available reserves of nahcolite in the world, and in another press release that you control over four billion tons of nahcolite. In your Form 10-K, you also disclose that you currently have permits to mine 48,000 tons per acre and in the same paragraph disclose that you have

9,543 acres under lease. With this information, one might surmise that you can mine 458 million tons from your leases.

Supplementally provide a detailed estimate of your nahcolite reserves, and provide supporting information about your reserves to our engineer, as required by Section C of SEC's Industry Guide 7. This information should include:
- Property, lease and geologic maps,
- Drill-hole maps showing drill intercepts,
- Representative geologic cross-sections and drill logs,
- A description of your procedures for estimating reserves,
- Copies of pertinent engineering and geological reports, and feasibility studies or operating plans (including cashflow analyses)
- Layout maps of your sodium production units, or at least a layout of your current well field,
- A summary of your operating permits and government approvals, and a description of how much sodium containing land you have permits to solution mine.

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

3.   Supplementally provide us with a table showing annual revenues, annual operating costs (includes all operating costs directly chargeable to the product production facilities without including depreciation, depletion, amortization charges or corporate overhead) and annual operating profits or losses for your solution mining operations for the last three years.

4.   Supplementally provide a table of the last three years of annual production, including grade, tonnage and amount of commodity produced.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct all questions regarding engineering comments to Roger Baer, Mining Engineer, at (202) 942-2965, or if he is not available Ken Schuler, Mining Engineer, at (202) 824-5527. Direct any other questions to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Weitzel
    B. Stem
    R. Baer

    via facsimile
    720-876-2374